Exhibit 1

                                  CARL C. ICAHN
                          767 Fifth Avenue - 47th Floor
                               New York, NY 10153


April 18, 2001

BY TELECOPY AND FEDERAL EXPRESS

Ms. Elizabeth Davila, Chief Executive Officer
VISX Incorporated
3400 Central Expressway
Santa Clara, CA 95051

Dear Ms. Davila:

While I am heartened by your statement in the April 12 press release that "the VISX Board of Directors and management remain receptive to any opportunity that recognizes VISX's record of profitable performance," I, as yet, have no reason to believe that this statement is any less disingenuous than your comments about earnings performance and relationships with key customers which are discussed below.

In order that shareholders can distinguish between management's giving lip service to the concept of reviewing strategic alternatives and truly attempting to maximize shareholder value, I would like to put your statement to the test. I have recently had preliminary discussions with the senior management of two companies in the ophthalmic industry regarding the potential acquisition of VISX through a merger in which VISX shareholders would receive a combination of cash and securities of approximately $32 per share. While there can be no assurance that these discussions would ultimately result in a transaction or even an offer, each of these companies indicated that they would be interested in discussing such a transaction. I have also met with representatives of the Industrial Bank of Japan, a member of the Mizuho Financial Group. They indicated that, subject to due diligence, they would be willing to consider supplying financing. There is no assurance that, if needed, any financing would be available on acceptable terms for a transaction. In addition, the Industrial Bank of Japan has informed me that they would be interested in reaching out to foreign companies to discuss their possible interest in a transaction with VISX. If my nominees are elected, I would further pursue these discussions.

As you know, I am a veteran in the field of mergers and acquisitions, including my recent encounters with RJR Nabisco and Nabisco Group Holdings ("Nabisco"). In the Nabisco example in 2000, I bought shares as low as $8 per share. There was doubt that an open auction for the sale of Nabisco would be successful. I helped persuade management to sell Nabisco in an open auction and, together with all other shareholders, realized a price of $30 per share as a result of the sale. I am not saying that VISX and Nabisco are at all comparable as companies or that the results of an auction will be similar, but I am saying


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that I believe  conducting an open auction and making all relevant  information available to potential purchasers is a very effective way to attempt to sell a company. I challenge you to promise your shareholders that you will immediately conduct an open auction for VISX and submit for shareholder approval the best offer for the Company at or above $32 per share.* In my opinion, potential acquirers of VISX are currently likely to be doubtful of the sincerity of management's intentions to review "strategic alternatives" when at the same time management says, as VISX management said in a January 17, 2001 conference call that "the Company is not for sale" (although I do note as an aside that both you and Mr. Logan have already sold substantially all of your VISX holdings at very good prices). Under these circumstances, who would submit a bid for the Company for you to consider? If you agree to submit for shareholder approval the best offer for the Company that is $32 per share or better, management will remove this doubt and facilitate the auction process.

In addition, I was troubled by a number of statements made by management on your quarterly earnings conference call on April 12, 2001 and your press release of the same date, which statements I consider both misleading and disingenuous.

First, you stated in your press release that earnings for the first quarter of 2001 increased 62% "on a comparable basis" by assuming that procedure fees had been cut for the entire first quarter of 2000. However, the simple reality is that first quarter earnings per share declined 30% year over year, from $0.30 per share in 2000 to $0.21 per share in 2001. In addition, you acknowledged in the conference call that licensing revenue declined 32% year over year despite industry-wide growth in procedures. This decline is largely explained by management's ill-advised decision to reduce procedure fees from $250 to $100 in February of 2000. Shareholders deserve a clear, straightforward accounting of the reasons for VISX's poor performance not a confusing juxtaposition of a real earnings decline and a hypothetical earnings increase.

---------------

*As stated in my proxy material, in selecting a minimum acceptable bid of $32 per share, I do not intend to be providing a valuation of VISX. However, in selecting that minimum acceptable bid, I studied and analyzed the recent acquisition of VISX's competitor, Summit Autonomous Inc., by Alcon Holdings Inc. I also studied and analyzed the market valuation of Allergan, a company in the ophthalmic field, and considered that according to VISX's 10-K, VISX is "a worldwide leader in the development of proprietary technologies and systems for laser vision correction." However, I pointed out that Summit, Allergan and VISX have differences in revenue sources, product mix and financial resources, among others, that affect their comparability. While a vote for my nominees is not a vote to sell the Company, I will strongly urge that my nominees for the Board of Directors of VISX consider, subject to the exercise of their fiduciary duties, my recommendation to vote in favor of the sale of the Company at a minimum price of $32 per share. It is expected that stockholders will be required to affirmatively approve any sale of the Company. There can, of course, be no assurances that the auction will achieve the desired result.

Secondly, you claimed on your conference call that your relationship with TLC Laser Eye Centers, VISX's second largest customer, is "very strong." In contrast to management's view however, on February 22, 2001, TLC announced that it has adopted technology provided by rival Alcon as its primary platform in the company's refractive centers. While VISX may indeed be retaining the legacy business of procedure fees from TLC's existing VISX lasers, it appears clear that VISX is losing TLC's new business to rival Alcon. If VISX's relationship with TLC remains so strong, then why is it that TLC is buying new lasers from Alcon, not VISX?

Finally, I note that VISX has not disclosed the terms of the Bausch & Lomb license agreement and that, although I do not know the terms of that agreement, I cannot help but wonder whether the agreement includes a standstill that precludes Bausch & Lomb from bidding for VISX. I ask you a simple question: If such a limitation exists, are you willing to release Bausch & Lomb so that it could, if it so desired, act as a bidder for this company?

Sincerely,

/s/ Carl C. Icahn

Carl C. Icahn


         On April 17, 2001, Mr. Icahn and his affiliates filed a definitive proxy statement with respect to VISX. Security holders are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by Mr. Icahn and his affiliates from the stockholders of VISX for use at its 2001 annual meeting when such documents become available because they will contain important information. A definitive proxy statement and a form of proxy will be sent to stockholders of VISX on or about April 18, 2001 and are available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov.

                                                                       Exhibit 2

                              FOR IMMEDIATE RELEASE

                        ICAHN CHALLANGES VISX MANAGEMENT
                             TO CONDUCT OPEN AUCTION


New York, New York. April 18, 2001. In a letter sent today by Carl C. Icahn to Ms. Elizabeth Davila, the CEO of VISX, Mr. Icahn stated that he has recently had "preliminary discussions with the senior management of two companies in the ophthalmic industry regarding the potential acquisition of VISX through a merger in which VISX shareholders would receive a combination of cash and securities of approximately $32 per share". Mr. Icahn stated that "while there can be no assurance that these discussions would ultimately result in a transaction or even an offer, each of these companies indicated that they would be interested in discussing such a transaction". He also stated that he had met with representatives of the Industrial Bank of Japan, a member of the Mizuho Financial Group, who indicated that, subject to due diligence, they would be willing to consider supplying financing. However, there is no assurance that any financing would be available on acceptable terms for a transaction. Mr. Icahn also noted that the Industrial Bank of Japan informed him that they would be interested in reaching out to foreign companies to discuss their possible interest in a transaction with VISX.

Mr. Icahn pointed out in the letter that he is a veteran in the field of mergers and acquisitions, including recent encounters with RJR Nabisco and Nabisco Group Holdings ("Nabisco").

Mr. Icahn stated that in the Nabisco example, in 2000, he bought shares as low as $8 per share. There was doubt that an open auction process for the sale of Nabisco would be successful. Although noting that Nabisco and VISX are not comparable as companies, Mr. Icahn stated he "helped persuade management to sell Nabisco in an open auction and, together with all other shareholders, realized a price of $30 per share as a result of the sale." In his letter, Mr. Icahn challenged the management of VISX to promise shareholders that they will immediately conduct an open auction for VISX and submit for shareholder approval the best offer for the Company at or above $32 per share. Mr. Icahn stated that in his opinion potential acquirers of VISX are currently likely to be doubtful of the sincerity of management's intentions to review strategic alternatives when, at the same time management says, as VISX did in a January 17, 2001 conference call, that "the Company is not for sale". Mr. Icahn stated that if the company agreed to submit for shareholder approval the best offer for the Company that is $32 per share or better, management would remove this doubt and facilitate the auction process. Mr. Icahn also noted that Ms. Davila and Mr. Logan, the Company's past chief executive officer, had already sold substantially all of their VISX holdings at very good prices.

Mr. Icahn further observed that, although VISX has not disclosed the terms of the Bausch & Lomb license agreement and he did not know the terms of that agreement, he could not help but wonder whether the agreement includes a standstill that precludes Bausch & Lomb from bidding for VISX. Mr. Icahn asked whether VISX management would be willing to release Bausch & Lomb from any such restriction so that it could, if it so desired, act as a bidder for this company.

In addition, Mr. Icahn stated that he was "troubled by a number of statements made by management on their quarterly earnings conference call on April 12, 2001 and their press release of the same date, which statements I consider both misleading and disingenuous."


A copy of Mr. Icahn's letter to Ms. Davila is attached.

                                     # # # #

                    Contact: Susan Gordon at (212) 702-4309.

         On April 17, 2001, Mr. Icahn and his affiliates filed a definitive proxy statement with respect to VISX. Security holders are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by Mr. Icahn and his affiliates from the stockholders of VISX for use at its 2001 annual meeting when such documents become available because they will contain important information. A definitive proxy statement and a form of proxy will be sent to stockholders of VISX on or about April 18, 2001 and are available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov.